

07007900

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BP 7/25

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JAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2006 (MM/DD/YY) AND ENDING April 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Tree Securities, Inc.

OFFICIAL USE ONLY
18126
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 Citrus Circle, #195
(No. and Street)

Walnut Creek (City) California (State) 94598 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel M. Quesada, President (925) 934-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
AUG 0 2 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2815 Mitchell Drive, Suite 105, Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)



RECEIVED
JUN 2 7 2007

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel M. Quesada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Tree Securities, Inc., as of April 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


RONALD E. COLYAR
Comm. # 1479714
NOTARY PUBLIC-CALIFORNIA
Contra Costa County
My Comm. Expires APR. 18,2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Daniel Quesada***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 26 day of June, 2007

at Walnut Creek, California



Daniel Quesada
Oak Tree Securities, Inc.

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Oak Tree Securities, Inc.
Walnut Creek, California

We have audited the accompanying statement of financial condition of Oak Tree Securities, Inc. as of April 30, 2007 and the related statements of operations, changes in Company equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Tree Securities, Inc. as of April 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

June 22, 2007

OAK TREE SECURITIES, INC.
Statement of Financial Condition
April 30, 2007

ASSETS

Cash in bank	$	37,569
Deposits with clearing broker		16,545
Total cash		54,114
Commissions receivable		105,143
Furniture and equipment, net of accumulated depreciation of $13,683		-
Total Assets	$	159,257

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	800
Commissions payable		95,100
		95,900

STOCKHOLDERS' EQUITY

Stockholders' equity:		
Common stock; Class A 100,000 shares authorized, 1,000 shares issued		100
Paid-in capital		12,186
		34,225
Retained earnings		16,846
Total stockholders' equity		63,357
Total Liabilites and Stockholders' Equity	$	159,257

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Operations
For the Year Ended
April 30, 2007

Revenue	
Fees and commissions earned	$ 1,437,412
Interest and other income, including reimbursements	7,768
Total revenues	1,445,180
Commission and brokerage expense	1,320,642
Gross profit	124,538
Expenses	
Secretary and receptionist	34,164
Management fee	7,251
Rent	17,471
Insurance	1,761
Telephone and communication	1,917
Professional fees	15,488
Office expense	1,742
Outside services	10,351
Printing and delivery	2,741
Depreciation	56
Meals and seminars	4,117
Other	3,033
Total expenses	100,092
Income before income tax expense	24,446
Income tax expense:	
California Franchise Tax	800
Total income tax expense	800
Net income	$ 23,646

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Changes in Company Equity
For the Year Ended
April 30, 2007

	Common Stock		Paid-in	Retained	
	Class A	Class B	Capital	Earnings	Total
Balance - April 30, 2006	$ 100	$12,186	$34,225	$ 4,426	$ 50,937
Dividends declared				(11,226)	(11,226)
Net income	-	-	-	23,646	23,646
Balance - April 30, 2007	$ 100	$12,186	$34,225	$ 16,846	$ 63,357

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
April 30, 2007

Cash flows from operating activities:	
Net income	$ 23,646
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	56
Changes in operating assets and liabilities:	
Increase in commissions receivable	(32,726)
Increase in commissions and accounts payable	16,097
Decrease in prepaid expense	500
Net cash provided by operating activities	7,573
Cash flows from financing activities:	
Dividends paid in securities (non-cash)	-
Net cash used in financing activities	-
Net increase in cash	7,573
Cash at beginning of year	46,541
Cash at end of year	$ 54,114

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Notes to Financial Statements
April 30, 2007

1. General Information and Summary of Significant Accounting Policies

Description of Business

Oak Tree Securities, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC) and the National Association of Security Dealers (NASD). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank and one savings institution with FDIC insurance of up to $100,000 each. An additional deposit was maintained with a clearing broker, which is insured by SPIC.

Investments

When the company has firm investments in various equity, they are carried at fair value.

Income taxes

Deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and it reported amount in the financial statements brought about because the Company files income tax returns on the cash basis plus depreciation on furniture and equipment.

The deferred tax liability at April 30, 2007 was not recorded because the Company has net operating loss carryforwards for both federal and California purposes.

Depreciation

Furniture and equipment were depreciated on a straight-line basis over five years and fully depreciated at April 30, 2007.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 1.51 to 1 at April 30, 2007. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At April 30, 2007, the Company had net capital as defined of $63,357, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Lease Commitment

Daniel M. Quesada, Inc. is the lessee of Company's premises and is reimbursed 75% of the rent from the Company. The Company's share of the monthly rent for the current lease ending October 31, 2007 is $1,268 (75% of $1,691) per month.

5. Income Taxes

The Company reports its income on the cash method of accounting for income tax purposes; and uses the accrual method of accounting for financial statements. These financial statements include annual depreciation based on 20% of the cost of purchased assets. For income tax purposes, these assets are expensed using accelerated methods. The statements include income and expenses generated by commissions receivable from investment companies and commissions payable to Company representatives, which is not reported for tax purposes until the cash is received or paid. These differences create "timing" differences between taxable income and financial statement income. Finally, the losses for the years ended April 30, 2005, 2004 and 2003 create an offset to future year's taxable income, including the year ended April 30, 2006 and 2007.

5. Income Taxes (continued)

The following is the computation of income tax expense:

Income Tax Expense	California	Federal	Expense
Net income per financial statements	$ 23,646	$ 23,646	
Deprecation – Financial Statement	56	56	
Tax return			
Decrease in prepaid expense – taxed deduction prior	0	0	
Deferred tax items:			
Increase in accounts receivable	(32,726)	(32,726)	
Increase in accounts payable	16,097	16,097	
California Franchise Tax – prior year	800	-	
Taxable income	8,373	7,573	
Prior years net operating losses applied	(8,373)	(7,573)	
Taxable income	$ 0	$ 0	
Income tax thereon (CFT $800 minimum)	$ 800	$ 0	$ 800

The following items at April 30, 2007 constitute the items deferred in reporting for the tax purposes:

Commissions receivable	$ 105,143
Commissions and accounts payable	(95,900)
Deferred for Federal purposes	$ 9,243
Deferred for California purposes	$ 10,043

As of April 30, 2007, net operating loss carryforwards negate the above taxable items. The net operating loss carried forward to fiscal year April 30, 2008 is approximately $15,000 Federal and $12,000 California.

6. Related Party Transactions

Daniel M. Quesada, the Class A shareholder, owns 100% of Daniel M. Quesada, Inc. During the year ended April 30, 2007, Daniel M. Quesada, Inc. charged the Company $61,067 for management, rent of office, secretarial and office expense including $7,251 for Quesada's management fee. The comparable total for the year ended April 30, 2006 was $57,288. In addition, Mr. Quesada receives commissions for business generated.

7. NASDAQ Investments

The 300 shares purchased and owned by the Company were distributed at the value of $11,226, which was also the value of at April 20, 2006.

8. Common Stock

The Company has two classes of common stock: Class A shareholders (currently, one) are entitled to vote two directors and Class B shareholders (currently, 10) are entitled to vote for two directors.

9. Cash Deposit

Consistent with industry practice, the Company's clearing broker, Wedbush Morgan is holding approximately $16,545 as a deposit for unpaid security transactions.

10. Contingency

The Company is involved in pending litigation involving a class action brought by investors. A cross-complaint by the defendant naming the Company was filed after a judicial verdict against the defendant. The court has granted the defendant a new trial after the 2004 judicial verdict. No factual basis for wrongdoing on the part of the Company has yet been disclosed and no such finding as yet been made against the Company.

SUPPLEMENTARY INFORMATION

OAK TREE SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
April 30, 2007

Stockholders' equity	$ 63,357
Assets no allowed for net capital purposes:	
Furniture and equipment, net	-
Total unallowed assets	-
Net Capital	$ 63,357
Minimum net capital required (6 2/3% of $95,900 aggregate indebtedness or the minimum of $5,000	$ 6,393
Net capital in excess of requirement	$ 56,964
Ratio of aggregate indebtedness ($95,900) to net capital ($63,357) (required to be less than 15 to 1)	1.51 to 1

	Aggregate Indebtedness	Net Capital	Ratio
Focus Report as filed	$ 65,838	$ 61,642	1.07 to 1
Decrease in cash	-	(2,130)	
Increase in commission & accounts payable	30,012	(30,013)	
Increase in commissions receivable	-	34,158	
Adjusted amounts above	$ 95,850	$ 63,657	1.51 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Oak Tree Securities, Inc.
Walnut Creek, California

In planning and performing our audits of the financial statements and supplemental schedule of Oak Tree Securities, Inc. (the "Company"), for the year ended April 30, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and management of the Company, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

June 22, 2007

END